Taomee Holdings Limited

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

February 24, 2014

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Laura Veator, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Taomee Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed April 17, 2013

File No. 001-35190

Dear Mr. Krikorian,

This letter sets forth the responses of Taomee Holdings Limited (the “Company”) to the comments contained in the letter dated February 12, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2012 (the “2012 20-F”).  The Staff’s comments are repeated below and each comment is followed by the response thereto.  Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 2012 20-F.

Item 8. Financial Information

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 10. Taxation

1.                                      We note your response to prior comment 7. Please clarify whether your disclosure of the aggregate dollar and per share effects of your tax holidays includes the impact on taxes payable rather than the impact on your income tax expense for the period, and the corresponding impact on earnings per share. If so, tell us how your disclosure complies with the requirements of SAB Topic 11.C.

The Company respectfully advises the Staff that our disclosure of the aggregate dollar and per share effects of tax holidays has included the impact on taxes payable only.  However, the Company notes that the impact of the tax holiday on deferred income taxes was less than USD 189 thousand in 2012, which was not considered material. In response to the Staff’s comment, the Company hereby confirms that in future filings the Company will include the aggregate and per share effects of the tax holiday on the Company’s income tax expense for the period.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

If you have any additional questions or comments regarding the 2012 20-F, please contact the undersigned at +86 21 6128 0056, or the Company’s U.S. counsel, Karen Yan of Latham & Watkins LLP at +86 21 6101 6018 or karen.yan@lw.com.

Very truly yours,

By:	/s/ Paul Keung

Name: Paul Keung

Title: Chief Financial Officer

cc:	Benson Haibing Wang, Chief Executive Officer

Karen M. Yan, Partner, Latham & Watkins LLP, Shanghai

Charlotte Y. Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP